Exhibit 99.1

Latest Release of Sapiens Decision Empowers Insurers to Manage Virtually Unlimited Decision Logic Changes in Minutes

The intuitive, cloud-based, “no code” solution features a reimagined user experience, rapid deployment and enhanced design, enabling acceleration of digital transformation and process automation

July 14, 2021 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced a new release of Sapiens Decision, which is designed to set a new benchmark for decision management platforms. Decision enables business users to manage business decisions across enterprise systems – holistically, easily and accurately – boosting their digital transformation to the next level of operational efficiency, responsiveness and customer engagement.

Sapiens Decision’s cloud based, no code solution allows business users to manage decision logic effectively, with a reimagined user experience. It provides a robust response to industry-wide digital transformation and process automation initiatives to answer a need for more effective decision management logic through business rules.

“Providing the brain that powers the product is Sapiens’ core value proposition. Our newly upgraded version of Decision has been piloted across Sapiens’ customer base and validated through multiple use cases. Our customers are empowered by the ability to manage technology-agnostic decision logic and to increase the speed of business policy changes without relying on IT,” said Harold Westervelt, General Manager, Sapiens Decision.

Sapiens Decision is based on the TDM standard that ensures all decisions have bullet proof integrity with no conflicts or gaps. Organizations gain the assurance that processes can be automated with end-to-end visibility of decision logic. Sapiens Decision transforms how businesses are approaching change, by modernizing traditional business rules management. Sapiens Decision is used by major corporations in the Banking, Insurance, Retail and Public sectors to implement process automation and drive digital transformation.

“Sapiens Decision is driving decision management to a new level of innovation. It accelerates the emerging trend to shift decision making to the edges of the company, with the appropriate guardrails, for greater speed and efficiency. Sapiens is leveraging our proven expertise in the field, including a robust set of use cases from our work with clients in insurance, capital markets, public sector and retail globally”, said Westervelt.

The latest version boasts:

●	Faster deployment – This cloud-based version can be deployed quickly to deliver rapid time to value, typically within several months. Customers also enjoy the cost savings, flexibility and security provided with cloud deployment.

●	Better user experience – An easy-to-learn and use no code platform enables business analysts to design and test decision logic in near real time with 100% error free decision logic that is automatically converted to executable code, without reliance on IT.

●	Increased productivity and performance – This version enables business analysts to develop and analyze a virtually unlimited set of test cases for the most robust approach that is unmatched by competitors. Sapiens platform collapses the development cycle and reinforces a “shift left” approach associated with agile development methods.

●	Faster time to decision - The holistic solution enables organizations to manage complex business rules by extracting decision logic from aging legacy applications and outmoded rules engines that abound in large companies. Managing decision logic externally speeds policy updates and improves quality. The latest version also includes tools to automatically extract decision logic embedded in legacy COBOL and Java applications that saves months in conversion time.

www.sapiens.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com